

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2020

Michael D. West
Chief Executive Officer
AgeX Therapeutics, Inc.
965 Atlantic Avenue, Suite 101
Alameda, CA 94501

> **Re: AgeX Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 5, 2020**
> **File No. 001-38519**

Dear Mr. West:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Juvenescence Proposal, page 24

1.   We note your disclosure that the Chairman of your Board of Directors, Dr. Bailey, is the Chief Executive Officer of Juvenescence Limited. Please disclose what, if any, consideration the Board gave to this potential conflict of interest in evaluating this proposal.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Ada D. Sarmento at 202-551-3798 or Christine Westbrook at 202-551-5019 with any questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Life Sciences

cc: Richard S. Soroko, Esq.